Exhibit 16.1
March 12, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
We have read the Form S-1 dated March 12, 2010, of Primo Water Corporation and Subsidiaries and are in agreement with the statements contained in the fourth and sixth paragraphs on page 111 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP